

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

September 12, 2012

<u>Via E-mail</u>
Mr. Daniel Bland
Chief Financial Officer
5BARz International, Inc.
1218 Third Avenue, Suite 505
Seattle Washington, 98101

     RE: **5BARz International, Inc.**
              Form 10-K for the Year Ended December 31, 2011
              Filed April 16, 2012
              Form 10-Q for the Period Ended June 30, 2012
              Filed August 20, 2012
              File No. 0-53778

Dear Mr. Bland:

     We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Year Ended December 31, 2011</u>

<u>Report of Independent Registered Public Accounting Firm, page F-0</u>

1. We have the following comments regarding your report of Independent Registered Public Accounting Firm:
    *   In the third paragraph of the report, your auditor indicates that the financial statements referred to above present fairly, in all material aspects, the financial position of 5Barz International, Inc. as of December 31, 2011 and the results of its operations and its cash flows for the periods then ended. Please make arrangements with your auditor to revise their report to also refer to the financial position of as of December 31, 2010 and also reference the appropriate periods. The report should also reference the period from inception November 14, 2008 to December 31, 2011.

- Please make arrangements with your auditor to determine the appropriateness of using "we" rather than "I" and to use the appropriate terminology consistently throughout the report.

Please amend your Form 10-K to provide the revised report. Please ensure that you provide currently dated certifications with your amendment which refer to the Form 10-K/A.

Consolidated Statements of Cash Flows, page F-3

2. With reference to your disclosures in Note 4 – Intangible Assets, it appears that you have inappropriately presented non-cash investing and financing activities within your consolidated statements of cash flows related to your acquisition of a 50% interest in the patents and trademarks which comprise the 5Barz technology owned and developed by Cellynx Group, Inc. In addition, it appears that you have reflected certain issuances of common stock for services and the conversion of a convertible note which also appear to be noncash in nature within your financing activities during 2011. Please advise.

Controls and Procedures, page 31

3. You disclose that your CEO and CFO conducted an evaluation of your disclosure controls and procedures as of December 31, 2009. Your disclosure controls and procedures should have been evaluated as of December 31, 2011. Please amend your Form 10-K to revise your disclosure to reference the appropriate period.

Exhibit 31.1 and 31.2

4. You have replaced the word "report" with "quarterly report" and "annual report" in paragraphs 2, 3, and 4 of your certifications. Please revise your certifications to use the word "report" instead of the description of the corresponding report. Your certifications should be in the exact form as required in Item 601(b)(31) of Regulation S-K. Similarly revise the certifications included in your June 30, 2012 Form 10-Q as well.

Form 10-Q for the Period Ended June 30, 2012

Consolidated Statements of Cash Flows, page 5

5. With reference to your disclosures in Note 10 – Investment in Cellynx Group, Inc. and Note 11 Business Combination and other disclosures throughout your filing, it appears that you have inappropriately presented non-cash operating, investing and financing activities within your consolidated statements of cash flows. Specifically, demonstrate how the following line items within your cash flows represent actual cash flows:
- $1,816,982 increase accounts payable and accrued liabilities;
- $1,196,701 decrease in amount due to Cellynx;
- $1,800,000 investment in Cellynx IP for shares;
- $1,500,000 investment in Cellynx for debt;

- $1,364,083 goodwill – investment of Cellynx Group, Inc.;
- $282,927 proceeds paid for acquisition of Cellynx;
- $73,500 conversion on debt on acquisition of Cellynx;
- $550,000 common stock issued for acquisition of Cellynx;
- $402,990 common shares issued for services; and
- $55,247 common stock issued for settlements of debts.

Note 11 – Business Combination, page 19

6. We have the following comments on your March 29, 2012 acquisition of 60% interest in Cellynx Group, Inc.
   - Tell us why you have included the redemption of convertible debt valued at $455,000 as part of your consideration transferred. Notwithstanding the fact that you made available to Cellynx Group, Inc. a $2.2 million revolving line of credit as part of the acquisition agreement, it is unclear why the conversion of $78,500 you advanced to Cellynx for 350,000,000 share of Cellynx is considered part of the consideration transferred to Cellynx. With reference to the authoritative accounting literature, provide support for your accounting;
   - As indicated on page 13 and elsewhere in the document, you issued 9,000,000 shares of common stock for "payment in full of a 60% interest in the patents and trademarks which comprise the 5BARz technology." Please address why, then, you are reflecting "Investment in 5BARz" as an asset acquired as part of your acquisition accounting. With reference to the authoritative accounting literature, please tell us how you accounted for the acquisition of these 5Barz shares of common stock and address the appropriateness of reflecting these shares as part of your purchase price allocation;
   - We note that prior to this March 29, 2012 transaction, you had $1,191,711 due to Cellynx as a result of your December 30, 2010 transaction in which you acquired a 50% interest in the patents and trademarks which comprise the 5Barz technology owned and developed by Cellynx. Please clarify if this liability is still outstanding and eliminated in consolidation with Cellynx or if it was settled as part of the March 29, 2012 transaction; and
   - With reference to ASC 805-20-30, which states that the acquirer shall measure the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquireee at their acquisition-date fair values, please tell us how your accounting appropriately reflects the fair value of the 40% noncontrolling interest in Cellynx.

Controls and Procedures, page 39

7. You disclose that your CEO and CFO believe that your disclosure controls and procedures are designed to ensure that information required to be disclosed by you in the reports you file under the Securities Exchange Act of 1934 is recorded, summarized and reported within the time periods specified in the SEC rules and forms. Please amend your Form 10-Q to specifically state your conclusion as to whether your disclosure controls and procedures were

effective or not effective as of June 30, 2012. Your current disclosure does not appear to state your conclusion about the effectiveness of your disclosure controls and procedures. See Item 307 of Regulation S-K.

Changes in Internal Control over Financial Reporting, page 39

8. Please revise to clarify, if true, that there were no changes in internal control over financial reporting during the quarter ended June 30, 2012 that have materially affected or are reasonably likely to materially affect your internal control over financial reporting. Your current disclosure indicates that there were no changes during the quarter ended March 31, 2011. Please revise your Form 10-Q accordingly. Refer to Item 308(c) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ernest Greene, Staff Accountant at (202) 551-3733 or Jeanne Baker, Assistant Chief Accountant at (202) 551-3691 if you have questions regarding these comments.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief